Entity# : 7190588
Date Filed : 01/04/2021
Pennsylvania Department of State

PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

☐ **Return document by mail to:** 123944

Legalzoom.com, Inc
Name
c/o Penncorp Servicegroup, Inc.
Address

City State Zip Code

☑ **Return document by email to:** penncorp2@penncorp.net

Certificate of Organization
Domestic Limited Liability Company
DSCB:15-8821 (rev. 2/2017)

TCO210108TC2111

Read all instructions prior to completing. This form may be sub...

Fee: $125 ☐ I qualify for a veteran/reservist-owned small business fee exemption (see instructions)

In compliance with the requirements of 15 Pa.C.S. § 8821 (relating to certificate of organization), the undersigned desiring to organize a limited liability company, hereby certifies that:

1. The name of the limited liability company is: THRIVV LLC
(designator is required, e.g., "company," "limited" or "limited liability company" or any abbreviation thereof)

2. *Complete part (a) or (b) – not both:*

(a) The address of this limited liability company's registered office in this Commonwealth is:
(post office box alone is not acceptable)

Number and Street	City	State	Zip	County

(b) The name of this limited liability company's commercial registered office provider and county of venue is:

c/o: United States Corporation Agents, Inc., County of Lehigh
Name of Commercial Registered Office Provider County

3. The name of each organizer is *(all organizers must sign on page 2)*:

Cheyenne Moseley, Legalzoom.com, Inc.

4. Effective date of Certificate of Organization *(check, and if appropriate complete, one of the following)*:

☑ The Certificate of Organization shall be effective upon filing in the Department of State.

☐ The Certificate of Organization shall be effective on: ____________ at ____________.
Date (MM/DD/YYYY) Hour (if any)

PA DEPT OF STATE

JAN 04 2021

DSCB:15-8821-2

5. **Restricted professional companies only.**
   Check the box if the limited liability company is organized to render a restricted professional service and check the type of restricted professional service(s).

   ☐ The company is a restricted professional company organized to render the following restricted professional service(s):

   ☐ Chiropractic
   ☐ Dentistry
   ☐ Law
   ☐ Medicine and surgery
   ☐ Optometry
   ☐ Osteopathic medicine and surgery
   ☐ Podiatric medicine
   ☐ Public accounting
   ☐ Psychology
   ☐ Veterinary medicine

6. **Benefit companies only.**
   Check the box immediately below if the limited liability company is organized as a benefit company:

   ☐ This limited liability company shall have the purpose of creating general public benefit.

   Optional specific public benefit purpose. *Check the box immediately below if the benefit company is organized to have one or more specific public benefits and supply the specific public benefit(s). See instructions for examples of specific public benefit.*

   ☐ This limited liability company shall have the purpose of creating the enumerated specific public benefit(s):

   _____

   _____

   _____

7. For additional provisions of the certificate, if any, attach 8½ x 11 sheet(s).

IN TESTIMONY WHEREOF, the organizer(s) has (have) executed this Certificate of Organization this

   __1st__ day of _____January_____, 20__21__.



   _____
   Cheyenne Moseley, Organizer, Legalzoom.com, Inc.

   _____
   Signature

   _____
   Signature